Cordero Energy Inc
2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Toll Free: 1-888-266-6608

06018266

November 2, 2006

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SEC MAIL PROCESSING RECEIVED NOV 03 2006 WASH, D.C. 186 SECTION

Attention: Filing Desk

Re: Cordero Energy Inc. (the "Company")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press release "Cordero Energy Reports Third Quarter 2006 Results".
2. Third Quarter 2006 Financial Statements.
3. Third Quarter 2006 Management's Discussion and Analysis.
4. Certification of Interim Filings – Form 52-109F2 - CEO.
5. Certification of Interim Filings – Form 52-109F2 - CFO.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

PROCESSED
NOV 13 2006
THOMSON FINANCIAL

Enclosure

cc: Daniel M. Miller, Dorsey & Whitney LLP

DORSEY & WHITNEY LLP

Cordero ENERGY INC

SEC MAIL RECEIVED NOV 03 2006 WASH. D.C. 186 SECTION

Q3 2006 INTERIM REPORT

FILE No. 82-34983

Cordero Energy Reports Third Quarter 2006 Results

CALGARY, ALBERTA--(CCN Matthews – November 2, 2006) - Cordero Energy Inc. ("Cordero" or the "Company") is pleased to report third quarter 2006 results and an update on ongoing operations.

Highlights

- Production averaged 3,261 boe/d for the quarter, representing a 129% increase over the same period last year and a 6% increase over the second quarter.
- Funds flow increased 63% to $7.0 million compared to $4.3 million for the third quarter of 2005 despite significantly lower realized natural gas prices.
- Cordero continues to improve its cost profile ranking it as one of the lowest cost operators in Western Canada:
  - Royalties as a percentage of revenue averaged 15.7% for the quarter compared to 17.6% for the same quarter in 2005;
  - Operating costs averaged $3.36/boe for the quarter, a 42% decrease over $5.80/boe for the comparable period in 2005; and
  - General and administrative expense per boe decreased by 50% to $1.92/boe versus $3.86/boe for the same period in 2005.
- Participated in 16 (13.8 net) wells with a 93% success rate during the quarter. Year-to-date, 55 (48.5 net) wells have been drilled at a success rate of 92%.
- Expecting 1,200 boe/d of new production additions in the next three to four months.
- Increased undeveloped land holdings by 83% (51,000 net acres) year-to-date, significantly increasing Cordero's drilling inventory.
- Increased Malmo area drilling inventory to 110 wells.
- Bank credit facility increased to $55.0 million, raising total credit capacity to approximately $59.0 million.
- Announced $10.6 million flow-through financing that is expected to close on November 9, 2006.

	Three Months Ended September 30		Period Ended September 30	
	2006	2005	2006	2005[(1)]
FINANCIAL				
Gross oil and natural gas revenue ($000s)	**10,811**	6,919	**33,207**	9,795
Funds flow from operations[(2)] ($000s)	**6,967**	4,268	**21,643**	5,711
Per share basic ($)	**0.21**	0.16	**0.70**	0.22
Per share diluted ($)	**0.20**	0.15	**0.65**	0.20
Net earnings ($000s)	**762**	1,057	**2,791**	1,073
Per share basic ($)	**0.02**	0.04	**0.09**	0.04
Per share diluted ($)	**0.02**	0.04	**0.08**	0.04
Net capital expenditures ($000s)	**14,348**	11,610	**61,215**	16,829
Net debt and working capital (deficiency) ($000s)	**(25,074)**	121	**(25,074)**	121
Shares outstanding (000s)				
At period end	**32,623**	27,125	**32,623**	27,125
Weighted average during period, basic	**32,623**	27,125	**31,026**	26,091
Weighted average during period, diluted	**34,970**	29,433	**33,346**	28,245
OPERATING				
Production				
Natural gas (mmcf/d)	**18.7**	8.5	**17.6**	7.8
Oil and natural gas liquids (bbls/d)	**145**	1	**145**	1
Oil equivalent (boe/d)	**3,261**	1,421	**3,087**	1,294
Average wellhead prices				
Natural gas ($/mcf)	**5.68**	8.82	**6.29**	8.24
Oil and natural gas liquids ($/bbl)	**77.33**	51.13	**73.30**	50.03
Oil equivalent ($/boe)	**36.03**	52.93	**39.41**	49.46
Operating expenses ($/boe)	**3.36**	5.80	**3.47**	6.05
Wells drilled (gross/net)				
Natural gas	**15/12.8**	-	**49/42.5**	8/7.4
Oil	**-**	-	**2/2.0**	-
Dry	**1/1.0**	-	**4/4.0**	-
Total	**16/13.8**	-	**55/48.5**	8/7.4
Net success rate (%)	**93**	-	**92**	100
Undeveloped land holdings (000s)				
Gross acres	**100**	74	**100**	74
Net acres	**91**	62	**91**	62
Average working interest (%)	**92**	84	**92**	84

(1) Represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

(2) Funds flow from operations represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes.

President's Message

Since our second quarter report, natural gas prices have remained soft. However, we believe in the fundamentals for natural gas and expect prices to strengthen over the long term. We are seeing activity levels decline significantly, particularly for natural gas related projects, resulting in lower service costs and less competition for lands and drilling opportunities. Accordingly, we have shifted our strategy to utilize our balance sheet and capitalize on opportunities in this weak price environment. To this end, we are focusing on the following:

1. Continuation of facility and tie-in activities to bring behind pipe volumes on-stream – 1,200 boe/d is expected to be added in the next three to four months.
2. Building development inventory in the Malmo area and deferring further drilling activities to maximize the economic value in a higher price environment. Our development inventory is now approximately 110 locations.
3. Acquiring lands at attractive prices and terms to secure additional high impact exploration prospects – 51,000 net acres of undeveloped land has been added year-to-date.
4. Drilling exploration prospects that have the potential to materially impact the Company – exploration drilling program ongoing.
5. Maintaining financial flexibility – CIBC credit facility expanded to $55.0 million, increasing total credit capacity including capital leases to approximately $59.0 million. Announced $10.6 million flow-through financing.

I am pleased with the execution of our strategy and believe that the aforementioned activities will result in superior growth for our shareholders over the long term.

Financial and Operating Results

Production for the quarter averaged 3,261 boe/d, representing a 129% increase over the third quarter of 2005 and a 6% increase over the second quarter of 2006. Production is expected to increase with additions of 1,200 boe/d over the next three to four months. Of this, over 1,100 boe/d is expected from the Malmo area with the remainder from Karr, Alberta where the Company has a Gething discovery that awaits the resolution of third party capacity constraints.

During the quarter, Cordero participated in 16 (13.8 net) wells with a 93% success rate.

The realized average natural gas price fell 36% to $5.68/mcf compared to $8.82/mcf for the same quarter in 2005. Despite significantly lower gas prices, funds flow was up 63% to $7.0 million ($0.20/share diluted) compared to $4.3 million ($0.15/share diluted) for the same three months in 2005 due to higher production and lower costs. The lower prices reduced earnings to $0.8 million ($0.02/share diluted) for the quarter from $1.1 million ($0.04/share diluted) for the same period in 2005.

Cordero has established itself as having one of the lowest cost profiles in the Western Canadian Basin. Royalties as a percentage of revenue averaged 15.7% for the quarter compared to 17.6% for the same quarter in 2005. Operating costs averaged $3.36/boe for the quarter, a 42% decrease over $5.80 for the comparable period in 2005 while transportation expenses dropped 18% to $1.08/boe from $1.31/boe respectively. General and administrative expenses improved by 50% to $1.92 per boe versus $3.86 per boe for the same period in 2005.

Net capital expenditures for the quarter totaled $14.3 million bringing the year-to-date total to $61.2 million.

The Company entered into a bought deal flow-through financing private placement on October 24, 2006 and is expected to close on November 9, 2006. The financing included the issue of 1.2 million shares at a price of $8.80 per share for gross proceeds of $10.56 million. As a result, the Company increased its 2006 capital program from its previously announced guidance of $65-68 million to $77-80 million to include the expansion of land acquisitions; exploration and development activities; and facility construction.

Combined bank debt and working capital deficiency at the end of the quarter was $25.1 million. CIBC has increased Cordero's credit facility to $55.0 million from $46.0 million. The revised credit facility increases the Company's total credit capacity including capital leases to $58.7 million.

Operations Update

Malmo, Alberta

The Company has continued to focus its efforts in the Buffalo Lake region which is located at the Southern end of the Malmo project area. At this time, an extensive pipelining, compression and meter station project is underway which will significantly expand the future growth potential in this area. The Company estimates initial test production capacity from wells drilled but not on-stream in the Buffalo Lake area is approximately 1,700 boe/d. The Company has recently obtained regulatory approval for its tie-in project at Buffalo Lake and expects to add stabilized production of approximately 1,050 boe/d in the first quarter of 2007. The project, which involves pipelining under a portion of Buffalo Lake, will inter-connect pipe and compression facilities from both the east, north and west sides to a new TCPL meter station. When completed, the Company will have solidified its position as a dominant CBM and Belly River player in this area. Approval of this project is a major accomplishment, as it exemplifies how Cordero is committed to working with the area residents and stakeholders to minimize its operating footprint while continuing to develop the area's natural gas resources.

Cordero has also experienced third party facility restrictions at the south end of the area limiting production to only two of the four wells tied in. A plan is now in place that is expected to alleviate this restriction before year end.

Cordero has been successful in acquiring additional land in the Malmo area along the Horseshoe Canyon fairway. Even with its ongoing drilling program in the Malmo area the Company continued to increase its drilling inventory. The Malmo drilling inventory has increased to 110 net wells from 73 net wells reported in the second quarter report.

Conventional Exploration and Development

In spite of continuing lower natural gas prices and resulting cash flows, Cordero remains focused on expanding its opportunity base for the future. The Company has approximately 30 exploratory opportunities in its inventory and has expanded its exploration focus in several areas during this past year. More recently, land was acquired in the Goose River (three prospects), Clear Hills (three prospects), Puskwaskau (one prospect) and Bigoray (one prospect) areas in Alberta. Additional land was also acquired at Trutch (two prospects) in British Columbia while other opportunities are in various stages of development.

As previously announced, Cordero farmed out three exploration wells at Bigoray for the deeper Nisku zone. Pursuant to the farmout agreement, the Company received two million dollars up front and the farmee has since drilled the first two of three commitment wells without further capital exposure to Cordero. Cordero's technical interpretation is that the Nisku formation, although present, is not commercial in these two wells. The third commitment well is still in the planning stages. Also in Bigoray, the Company was successful in negotiating a farmin for a Nordegg and Wabamun test, which is planned to spud in late November. The Nordegg and Wabamun opportunities were defined with proprietary seismic. The Company has also acquired lands for a prospective Ostracod channel play, also defined on proprietary seismic.

At Clear Hills, Alberta, the Company is planning to drill three to four exploration wells this year. Subsequent to successful crown land purchases this summer, Cordero holds the Gething rights in the lands surrounding the discovery well drilled last winter. Following other recent crown land purchases, the Company now holds over 39,000 acres in the greater Clear Hills area which includes prospects in strike areas called Rambling and Colorado.

In Bonanza, Alberta, Cordero drilled and cased a 100% working interest exploration well. The completion work is scheduled to start early November.

In Trutch, British Columbia, the Company has acquired a total of over 9,000 acres so far in 2006 and now holds over 12,000 acres of land in the area. In the most recent land sale, Cordero tested the lower end of land prices and was rewarded with 6,900 acres of land for an average price of $116/hectare. The area has several exploration targets and the Company expects to stack opportunities for the Bluesky, A Marker and Halfway zones.

Outlook

Although the lower natural gas price environment has its challenges, I am pleased with our continued progress in bringing on significant production increases while expanding our exploration and development opportunities. Our strong balance sheet, low cost profile and substantial behind pipe volumes provides us with the financial strength and confidence to aggressively seek opportunities in this environment.

Looking to 2007, we anticipate a capital program of approximately $55 million. Although natural gas prices have firmed in recent days, we are still budgeting for lower prices at this time. We have a strong inventory of prospects to accelerate our growth plans and will revisit our capital budget mid-year. At this time, we are forecasting production to reach 4,300-4,500 boe/d by mid-year.

We assure our investors that we are executing our business plan and are making significant progress in growing our production and opportunity base.

Thank you for your continued interest and support of Cordero.

On behalf of our dedicated staff and the Board of Directors,

"signed"

David V. Elgie
President and CEO
November 1, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 1, 2006

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and northeast British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2005 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Unless otherwise indicated, the discussion in this MD&A with respect to results for the period ended September 30, 2006 are compared with results for the 154-day period from commencement of operations on April 30, 2005 to September 30, 2005. For all periods amounts presented on a daily basis are calculated based on the number of days in the respective period.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Cordero is exposed to financial risks which include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's annual information form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of November 1, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Funds flow from operations, which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Funds flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2006 Guidance

	Revised November 2006		*Initial November 2005*	
	Low	*High*	*Low*	*High*
Average Production	3,100	3,200	3,100	3,400
Royalties (% of revenue)	16.0	17.0	17.5	19.0
Transportation ($/boe)	1.10	1.20	1.40	1.50
Operating ($/boe)	3.40	3.60	5.80	6.30
General and administrative ($/boe)	2.10	2.40	2.10	2.40
Capital expenditures ($ million)	77.0	85.0	50.0	55.0

The Company expects to achieve its average production guidance for 2006. Cordero has approximately 1,200 boe/d of production additions that it expects to bring on-stream by the end of the first quarter of 2007 from wells already drilled but in the process of tie-in or adding facilities. The Company has improved its cost profile, particularly for royalties, transportation and operating expenses through the year. Budgeted capital has increased during the year to reflect an expanded land budget, expanded drilling program, a significant investment in pipelines and facilities in the Malmo/Bashaw area and also higher service costs. An additional $5.0 million of capital may be accelerated from the 2007 budget into 2006 pending the timing of certain projects.

2007 Guidance

	November 2006	
	Low	*High*
Average Production	4,200	4,600
Royalties (% of revenue)	17.5	19.5
Transportation ($/boe)	1.10	1.30
Operating ($/boe)	3.80	4.20
General and administrative ($/boe)	1.90	2.20
Capital expenditures ($ million)	50.0	55.0

Production is expected to average 4,200 to 4,600 boe/d in 2007. A significant portion of the production additions are expected to be from wells drilled in 2006. Royalties as a percentage of revenue is expected to increase as a result of the elimination of the Alberta Royalty Tax Credit effective January 1, 2007. Operating costs reflect the blending of higher cost production outside of Malmo. Base capital expenditures are forecast at approximately $55.0 million and approximately $5.0 million of projects may be accelerated from 2007 into 2006 depending on the timing of the activities relative to year end. The Company will consider expanding its budget after spring breakup.

Selected Quarterly Information

	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	2005 Q2[(1)]
Production						
Natural gas (mmcf/d)	**18.7**	17.5	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**145**	161	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,261**	3,072	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)						
Petroleum and natural gas revenue	**10,811**	10,521	11,874	12,637	6,919	2,875
Revenue net of royalties	**9,117**	9,150	9,600	10,029	5,710	2,359
Funds flow from operations	**6,967**	7,178	7,498	8,175	4,268	1,440
Per share basic ($)	**0.21**	0.24	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.20**	0.22	0.23	0.27	0.15	0.06
Net earnings	**762**	105	1,924	3,453	1,057	16
Per share basic ($)	**0.02**	-	0.06	0.12	0.04	-
Per share diluted ($)	**0.02**	-	0.06	0.11	0.04	-
Total assets	**135,797**	128,962	120,045	104,923	67,316	65,656
Net capital expenditures	**14,348**	14,207	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(25,074)**	(17,536)	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**32,623**	32,623	29,725	29,725	27,125	27,125
Per unit information						
Natural gas ($/mcf)	**5.68**	5.92	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**77.33**	75.99	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**36.03**	37.63	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**3.36**	3.27	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**25.94**	28.31	31.51	46.82	36.57	27.40
Net wells drilled						
Natural gas	**12.8**	8.5	21.2	36.6	-	7.4
Oil	**-**	-	2.0	1.0	-	-
Dry	**1.0**	-	3.0	1.0	-	-
Total	**13.8**	8.5	26.2	38.6	-	7.4
Net success rate (%)	**93**	100	89	97	-	100

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[(1)] – Cordero commenced operations on April 30, 2005. At inception, production from the Company's coalbed methane and Belly River property in the Malmo area of central Alberta was 683 boe/d and averaged 1,103 boe/d for the 62-day period. Funds flow for the quarter was $1.4 million and net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. The Company completed a private placement of 3.0 million common shares for proceeds of $14.0 million.

Q3 2005 – Funds flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. In relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its $12.0 million credit facility to $25.0 million.

Q4 2005 – Quarterly financial results of $8.2 million in funds flow from operations and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Unit costs continued to decrease with operating costs of $5.27/boe and G&A expenses of $2.64/boe for the quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells and compression installation for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. The Company completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average production was 2,923 boe/d, representing a 43% increase over the previous quarter. Funds flow from operations was $7.5 million, a 9% reduction from the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved to $3.80/boe, a 28% decline from the previous quarter. Cordero had an active quarter with $32.7 million in net capital expenditures. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate, tie-in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Funds flow from operations was $7.2 million, a 4% decrease from the first quarter of 2006, as natural gas prices continued the downward slide. Positively impacting earnings were low operating costs which improved to $3.27/boe and a royalty rate of 13% resulting from a gas cost allowance. Negatively impacting earnings were DD&A expense of $17.62/boe which reflected the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells at a 100% success rate and acquired an interest in over 17,000 net acres of land for exploration prospects. In April, the credit facility was expanded to $46 million and in June, an equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

Q3 2006 – The Company's financial results continued to be affected by declining natural gas prices with $7.0 million in funds flow, down 3% compared to the second quarter. Cordero's average realized natural gas price for the three month period was $5.68/mcf, a decrease of 4% from the previous quarter. Net capital expenditures totaled $14.3 million with 1.0 net exploration and 12.8 net development wells drilled and over 13,000 net acres added to the Company's land inventory. Subsequent to the end of the quarter, the Company entered into a flow-through common share issuance for 1.2 million shares and total gross proceeds of $10.6 million. The issue is scheduled to close on or before November 9, 2006 and is conditional upon TSX approval. In conjunction with the financing, Cordero increased its 2006 capital program from $65-68 million to $77-80 million. Also subsequent to the end of the quarter, the Company increased its credit facility from $46.0 million to $55.0 million.

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Three Months Ended September 30		Period Ended September 30	
	2006	**2005**	**2006**	**2005**
Natural gas (mcf/d)	**18,697**	8,520	**17,648**	7,762
Oil and NGLs (bbls/d)	**145**	1	**145**	1
Total (boe/d)	**3,261**	1,421	**3,087**	1,294

Average daily production volumes for the three months ended September 30, 2006 were 3,261 boe/d, a 6% increase over the previous quarter and a 129% increase over the third quarter of 2005. Year-to-date production of 3,087 boe/d represents a 139% increase over the period ended September 30, 2005.

Natural gas production increased to 18.7 mmcf/d and 17.6 mmcf/d for the respective three and nine month periods ended September 30, 2006 as a result of the Company's drilling program at Malmo. During the current quarter 7.0 net wells came on production and since September 30, 2005 the Company has brought 72.3 net wells on-stream. Partially offsetting production additions from new wells were normal production declines and transportation and gathering system curtailments in certain areas. The transportation curtailments were resolved prior to the end of the quarter and the gathering system curtailments are currently in the process of being resolved.

Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance, transportation curtailments, access to gathering and processing systems and ultimate recoveries on existing wells.

Petroleum & Natural Gas (P&NG) Revenue

($000s)	Three Months Ended September 30		Period Ended September 30	
	2006	**2005**	**2006**	**2005**
Natural gas	**9,778**	6,915	**30,300**	9,790
Oil and NGLs	**1,033**	4	**2,907**	5
Total	**10,811**	6,919	**33,207**	9,795

Prices and Marketing	Three Months Ended September 30		Period Ended September 30	
Benchmark prices:	**2006**	**2005**	**2006**	**2005**
AECO natural gas ($/mmbtu)	**5.65**	9.37	**6.40**	8.49
WTI oil (USD$/bbl)	**70.48**	63.19	**68.22**	59.19
CDN/USD foreign exchange rate	**0.892**	0.833	**0.883**	0.820
WTI oil (CDN equivalent $/bbl)	**79.01**	75.89	**77.26**	72.17
Edmonton Light ($/bbl)	**79.08**	76.51	**75.53**	72.11

Average Sale Price	*Three Months Ended September 30* 2006	2005	*Period Ended September 30* 2006	2005
Natural gas ($/mcf)	**5.68**	8.82	**6.29**	8.24
Oil and NGLs ($/bbl)	**77.33**	51.13	**73.30**	50.03
Total ($/boe)	**36.03**	52.93	**39.41**	49.46

Current year quarterly P&NG revenue of $10.8 million was 56% higher than the third quarter of 2005, directly attributable to the increase in production volumes over the year, which more than compensated for the Company's lower realized natural gas price in 2006. Cordero's realized price for the three months ended September 30, 2006 was $5.68, a decrease of 36% compared to the realized price for the three months ended September 30, 2005. Cordero's average realized natural gas price year-to-date was $6.29, 24% less than the price for the period ended September 30, 2005.

The decrease in the average sales price realized by Cordero is consistent with the decrease in benchmark and natural gas prices. Cordero's natural gas price is highly-correlated with the AECO price index which is influenced by overall North American supply and demand balance, weather conditions, storage levels and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices. The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended September 30, 2006, although it has contracted to sell 6.7 mmcf/d of October production to a third party at the monthly AECO price. For the third quarter of 2006, approximately 10% of production was dedicated to an aggregator contract, 34% of production was sold at monthly AECO and the remainder was sold at the AECO daily spot price. Prices received for future production will continue to be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

($000s)	*Three Months Ended September 30* 2006	2005	*Period Ended September 30* 2006	2005
Crown	**1,031**	1,001	**3,646**	1,389
Freehold, GORR	**788**	208	**2,081**	337
Alberta Royalty Tax Credit (ARTC)	**(125)**	-	**(388)**	-
Total royalties	**1,694**	1,209	**5,339**	1,726
Average Royalty Rates (average % of total sales)				
Crown	**9.5**	14.5	**11.0**	14.2
Freehold, GORR	**7.4**	3.1	**6.3**	3.4
ARTC	**(1.2)**	-	**(1.2)**	-
Total royalties	**15.7**	17.6	**16.1**	17.6

Royalties as a percentage of revenue were approximately 16% for the three and nine months ended September 30, 2006 and 18% for the comparable periods in 2005. The decrease in the royalty rate from 2005 is primarily due to the increase in ARTC in 2006, but also attributed to higher gas cost allowance deductions and the lower Alberta reference price from which Crown royalties are calculated. Crown royalties paid on wells acquired from Resolute are not eligible for ARTC therefore as eligible production has been added from wells drilled by Cordero, the Company's ARTC has increased proportionately. The Company's freehold royalties have increased over the year with increasing production from freehold wells.

Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays. It is expected that the total royalty rate for the remainder of the year will be approximately 16% to 17%, assuming relatively low fluctuations in natural gas prices for the remainder of the year. During the current quarter, the Alberta Government announced the elimination of ARTC effective January 1, 2007. As a result, the Company's royalty rate in 2007 will increase accordingly.

Operating Expenses

	Three Months Ended September 30		*Period Ended September 30*	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Operating expenses (gross)	**1,802**	894	**5,076**	1,346
Processing income	**(794)**	(136)	**(2,152)**	(149)
Operating expenses (net, as reported)	**1,008**	758	**2,924**	1,197
Operating expenses per boe (net)	**3.36**	5.80	**3.47**	6.05

Third quarter 2006 operating expenses of $3.36/boe represented a 42% decrease over $5.80 for the comparable period in 2005. Year-to-date operating expenses of $3.47/boe were 43% less than the period ended September 30, 2005. Although total operating expenses have increased over the year with more wells and higher prices for supplies and services, the unit price has decreased with the increase in production volumes over the year. As well, the Company has been effective at controlling a significant portion of its operating costs by operating substantially all of its production and maintaining a high level of ownership in gathering and processing facilities.

Processing income represents the recovery of processing costs, incurred at Cordero's facilities, for production from wells associated with third parties. The substantial increase compared to the same period in the previous year is relative to the increase in the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In future reporting periods, anticipated conventional production additions will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Three Months Ended September 30		*Period Ended September 30*	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Transportation expenses - $000s	**325**	172	**956**	248
Transportation expenses - $/boe	**1.08**	1.31	**1.14**	1.25

Transportation costs per unit have decreased from the previous year for both the three and nine month periods ended September 30, 2006. Costs for the third quarter of 2006 were $1.08/boe and for the period ended September 30, 2006 were $1.14/boe due to improved utilization of the Company's transportation contracts.

Management expects unit transportation costs to be between $1.14/boe and $1.35/boe for 2006 although actual future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

($000s, except per boe)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005
G&A expenses (gross)	**1,271**	1,121	**4,263**	1,887
Overhead recoveries	**(253)**	(127)	**(964)**	(221)
	1,018	994	**3,299**	1,666
Allocated to capital projects	**(443)**	(489)	**(1,450)**	(805)
G&A expenses	**575**	505	**1,849**	861
G&A expenses per boe	**1.92**	3.86	**2.19**	4.35

Total G&A expenses increased in 2006 as the result of increased operations. However, as a result of increased production volumes, unit G&A expenses declined by 50% for both the three months and period ended September 30, 2006 at $1.92/boe and $2.19/boe, respectively.

G&A expenses are reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition and exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Cordero's stock-based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The amount of the expense in a period is primarily determined by the number of stock-based securities outstanding as well as the calculated fair value of those options and the vesting period. The expense in the current year was $0.5 million for the quarter and $1.3 million year-to-date. In 2005 it was $0.4 million for the quarter and $0.7 million for the period ended September 30, 2005. At September 30, 2006 there were 1.8 million stock options outstanding compared to 1.1 million at September 30, 2005.

Depletion, Depreciation and Amortization (DD&A)

($000s, except per boe)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005
Depletion, depreciation and amortization – $000s	**5,099**	1,943	**13,987**	2,793
Depletion, depreciation and amortization – $/boe	**16.99**	14.87	**16.60**	14.10

DD&A expense for the three months ended September 30, 2006 was $5.0 million or $16.99/boe compared to $1.9 million or $14.87/boe for the three months ended September 30, 2005. For the period ended September 30, 2006, DD&A expense was $14.0 million or $16.60/boe compared to $2.8 million or $14.10/boe for the period ended September 30, 2005. The increase in the total expense is reflective of the increase in the Company's capital base and the increase in production. The increase on a unit basis is attributable to the rising cost of materials and services.

Total costs subject to depletion included $60.0 million of estimated future development costs for proved reserves. Excluded from the depletable base was $18.8 million related to unproved properties and $1.6 million for other petroleum and natural gas assets which consisted of drilling supplies for future exploration and development activities.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended September 30		***Period Ended September 30***	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Accretion – $000s	**89**	34	**241**	55
Accretion – $/boe	**0.30**	0.26	**0.29**	0.28

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. The expense will continue to increase with the obligation as additional wells are drilled and facilities added.

Income Taxes

With the elimination of federal large corporation tax, the Company did not have any current tax in the third quarter of 2006. For the period ended September 30, 2006, the Company recorded a recovery in the second quarter to adjust for the elimination of the tax. The expense for the third quarter and period ended September 30, 2005 was $11,000 and $17,000 respectively. Based on existing tax pools, planned capital activities and current forecasts of taxable income, the Company does not expect to pay current income tax in 2006 or 2007. The current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future income tax expense was $0.6 million for the three months and $3.3 million for the period ended September 30, 2006. The 2006 year-to-date expense was relatively high at 55% of earnings before taxes because the second quarter included an adjustment for the substantive enactment of federal corporate tax rate reductions which effectively reduced the estimated value of the Company's future tax asset.

Net Earnings

Net earnings for the third quarter of 2006 were $0.8 million compared to $1.1 million in the third quarter of 2005. Net earnings for the period ended September 30, 2006 of $2.8 million were significantly higher than $1.1 million for the period ended September 30, 2005 primarily because the 2005 reporting period did not commence until April 30. Net earnings in 2006 were impacted by higher production volumes, lower realized natural gas prices and higher DD&A expense.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

($/boe)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005
Sales price	**36.03**	52.93	**39.41**	49.46
Royalties	**(5.65)**	(9.25)	**(6.34)**	(8.71)
Transportation costs	**(1.08)**	(1.31)	**(1.14)**	(1.25)
Operating expenses	**(3.36)**	(5.80)	**(3.47)**	(6.05)
Operating netback	**25.94**	36.57	**28.46**	33.45
G&A	**(1.92)**	(3.86)	**(2.19)**	(4.35)
Interest (net)	**(0.81)**	(0.12)	**(0.66)**	(0.28)
Current income taxes	**-**	(0.08)	**0.07**	(0.09)
Corporate netback	**23.21**	32.51	**25.68**	28.73

Capital Expenditures

($000s)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005
Land and lease retention	**2,317**	1,742	**8,737**	1,791
Geological and geophysical	**52**	1,101	**2,614**	1,348
Drilling and completions	**9,810**	2,966	**33,074**	4,700
Facilities and equipment	**2,559**	4,877	**16,092**	7,752
Property acquisitions	**-**	256	**885**	753
Other	**610**	681	**2,111**	1,457
Total capital expenditures	**15,348**	11,623	**63,513**	17,801
Dispositions	**(1,000)**	(13)	**(2,298)**	(972)
Net capital expenditures	**14,348**	12,883	**61,215**	16,829

Net capital expenditures were $14.3 million for the three months and $61.2 million for the period ended September 30, 2006. Drilling and completions of $9.8 million in the current quarter were incurred for 1.0 net exploration well at Bonanza for which the completion work is scheduled to start early November and 12.8 net development wells in Malmo. Substantially all of the $2.6 million in facilities and equipping expenditures for the quarter represented tie-in and pipelining activity at Malmo. During the quarter, the Company added over 8,600 net acres of Crown Land to its exploration inventory and an additional 4,400 net acres in the Malmo area. Dispositions of $1.0 million represented the second of two equal installments pursuant to a farmout agreement entered into in the previous quarter.

On October 24, 2006, the Company increased its 2006 capital budget from $65-68 million to $77-80 million to include the expansion of land acquisitions, exploration and development activities and facility construction in Alberta and northeast British Columbia. As well, an additional $5.0 million of capital may be accelerated from the 2007 budget into 2006, pending timing of certain projects.

Liquidity and Capital Resources

In April 2006, Cordero's credit facility was expanded from $25.0 million to $46.0 million. In June 2006, a bought-deal equity offering was completed whereby 2.8 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million. In conjunction with the funds received from the financing, the capital budget was increased from $50-55 million to $65-68 million.

In October 2006, the Company entered into a flow-through common share issuance for 1.2 million shares at $8.80/share for total gross proceeds of $10.6 million. The offering is scheduled to close on or before November 9, 2006 and is conditional upon receiving regulatory approval of the TSX Exchange and completion of definitive documentation. The net proceeds from the financing will be used to advance Cordero's exploration program and increase the total capital budget from $65-68 million to $77-80 million.

Also subsequent to the end of the period, the Company's credit facility was increased from $46.0 million to $55.0 million. The revised credit facility increases the Company's total credit capacity, including capital leases, to $58.7 million.

Significant cash is required to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero's 2006 capital program has been funded by cash provided from operating activities, equity financing and the Company's revolving credit facility. During times of low commodity prices the Company has the ability to defer or reduce its capital expenditure program accordingly. However, currently the Company plans to focus on utilizing its balance sheet to capitalize on opportunities in this weak price environment. The remainder of the 2006 capital program and the 2007 program are expected to be funded through proceeds of the recent financing, internally-generated cash flow and debt. Cordero expects to fulfil all of its contractual obligations at September 30, 2006 as summarized below:

($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations (office space)	759	316	443	-	-
Transportation obligations	4,363	1,178	1,765	475	945
Capital lease obligations	4,642	645	1,191	1,058	1,748
Total contractual obligations	9,764	2,139	3,399	1,533	2,693

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*November 1, 2006*	*September 30, 2006*
Common shares	32,623	32,623
Common shares issuable on conversion:		
Stock options	1,729	1,729
Performance warrants	1,916	1,916
Performance shares	484	484
Total	36,752	36,752

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Consolidated Balance Sheets

(Unaudited) *($000s)*	*As at September 30, 2006*	*As at December 31, 2005*
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	5,134	8,799
	5,134	19,826
Petroleum and natural gas interests, net (note 3)	123,134	74,623
Future income tax asset (note 10)	7,529	10,474
	135,797	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	13,186	19,825
Bank indebtedness (note 4)	13,287	-
Current portion of obligations under capital leases (note 5)	455	446
	26,928	20,271
Obligations under capital leases (note 5)	3,280	3,623
Asset retirement obligations (note 6)	5,057	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	91,047	71,747
Contributed surplus	2,168	1,061
Retained earnings	7,317	4,526
	100,532	77,334
	135,797	104,923

See accompanying notes.

Consolidated Statements of Operations

(Unaudited) ($000s, except per share amounts)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005[1]
Revenue				
Gross oil and natural gas revenue	**10,811**	6,919	**33,207**	9,795
Royalties	**(1,694)**	(1,209)	**(5,339)**	(1,726)
	9,117	5,710	**27,868**	8,069
Expenses				
Operating	**1,008**	758	**2,924**	1,197
Transportation	**325**	172	**956**	248
General and administrative	**575**	505	**1,849**	861
Net interest (notes 4 and 5)	**242**	(4)	**556**	35
Depletion, depreciation and amortization (note 3)	**5,099**	1,943	**13,987**	2,793
Accretion (note 6)	**89**	34	**241**	55
Stock-based compensation (note 8)	**462**	362	**1,315**	721
	7,800	3,770	**21,828**	5,910
Earnings before income taxes	**1,317**	1,940	**6,040**	2,159
Income taxes (note 10)				
Current income taxes	**-**	11	**(60)**	17
Future income taxes	**555**	872	**3,309**	1,069
	555	883	**3,249**	1,086
Net earnings	**762**	1,057	**2,791**	1,073
Net earnings per share (note 9)				
Basic	**0.02**	0.04	**0.09**	0.04
Diluted	**0.02**	0.04	**0.08**	0.04

Consolidated Statements of Retained Earnings

(Unaudited) ($000s)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005[1]
Retained earnings, beginning of period	**6,555**	16	**4,526**	-
Earnings for the period	**762**	1,057	**2,791**	1,073
Retained earnings, end of period	**7,317**	1,073	**7,317**	1,073

(1) Represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited) ($000s)	Three Months Ended September 30 2006	Three Months Ended September 30 2005	Period Ended September 30 2006	Period Ended September 30 2005[(1)]
Cash flows from the following:				
Operating activities				
Net earnings	**762**	1,057	**2,791**	1,073
Items not affecting cash				
Depletion, depreciation and amortization	**5,099**	1,943	**13,987**	2,793
Accretion	**89**	34	**241**	55
Future income taxes	**555**	872	**3,309**	1,069
Stock-based compensation	**462**	362	**1,315**	721
Asset retirement obligation expenditures (note 6)	**(99)**	(5)	**(161)**	(5)
Changes in non-cash working capital (note 11)	**3,649**	(166)	**647**	(1,139)
	10,517	4,097	**22,129**	4,567
Financing activities				
Drawdown of revolving credit facility (note 4)	**5,621**	-	**13,287**	-
Payment of capital lease obligations (note 5)	**(111)**	(11)	**(334)**	(11)
Proceeds from sale-lease back transactions	**-**	1,504	**-**	1,504
Issue of common shares	**-**	-	**19,938**	24,799
Share issue costs	**(56)**	(1)	**(1,211)**	(873)
	5,454	1,492	**31,680**	25,419
Investing activities				
Petroleum and natural gas expenditures	**(15,348)**	(11,623)	**(63,513)**	(17,801)
Purchase of petroleum and natural gas assets and equipment	**-**	(1,273)	**-**	(14,245)
Disposition of petroleum and natural gas interests	**1,000**	13	**2,298**	972
Changes in non-cash working capital (note 11)	**(1,623)**	(876)	**(3,621)**	2,544
	(15,971)	(13,759)	**(64,836)**	(28,530)
(Decrease) increase in cash and cash equivalents	**-**	(8,170)	**(11,027)**	1,456
Cash and cash equivalents, beginning of period	**-**	9,626	**11,027**	-
Cash and cash equivalents, end of period	**-**	1,456	**-**	1,456

(1) Represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three and nine month periods ended September 30, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

The accounting principles applied to the unaudited consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the period ended December 31, 2005. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the period ended December 31, 2005.

The period ended September 30, 2005 represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

3. Petroleum and Natural Gas Interests

At September 30, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	135,947	(18,867)	117,080
Assets under capital leases (note 5)	4,149	(330)	3,819
Other assets	2,369	(134)	2,235
	142,465	(19,331)	123,134
At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at September 30, 2006, unproved properties of $18.8 million (December 31, 2005 - $12.0 million) and other petroleum and natural gas assets of $1.6 million (December 31, 2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.4 million and $1.5 million relating to petroleum and natural gas exploration and development activities for the three month and nine month periods ended September 30, 2006, respectively.

4. Revolving Credit Facility

In April 2006, the Company increased its revolving credit facility from $25.0 million to $46.0 million. In October 2006, the facility was further increased to $55.0 million. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest and fees paid on the facility for the three and nine month periods ended September 30, 2006 was $194,000 and $408,000, respectively.

5. Obligations Under Capital Leases

Future minimum lease payments under the Company's capital leases are as follows:

Year	*Amount*
2006	164
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	4,642
Less amount representing interest at 5.18% to 5.91%	907
Present value of obligations under capital leases	3,735
Due within one year	455
Long term portion of obligations under capital leases	3,280

Interest expense incurred on the obligations under capital leases was $57,000 and $172,000, respectively for the three and nine month periods ended September 30, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Cordero has estimated the net present value of its asset retirement obligations to be $5.1 million at September 30, 2006 based on a total future liability of $11.5 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 28 years, with the majority of costs expected to occur between 2013 and 2018. The Company used a credit-adjusted risk free rate of 7.5% and an inflation rate of 2.0% to calculate the present value of the asset retirement obligations.

	Three Months Ended September 30		***Period Ended September 30,***	
	2006	***2005***	***2006***	***2005***
Asset retirement obligations, beginning of period	**4,710**	1,817	**3,695**	-
Liabilities transferred upon plan of arrangement	**-**	-	**-**	1,250
Obligations incurred in period	**357**	142	**1,282**	688
Obligations settled during period	**(99)**	(5)	**(161)**	(5)
Accretion	**89**	34	**241**	55
Asset retirement obligations, end of period	**5,057**	1,988	**5,057**	1,988

7. Share Capital

(a) Authorized

At September 30, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	Number	Consideration
Balance, December 31, 2005	29,724,789	71,740
Equity offering June 2, 2006	2,750,000	19,938
Exercise of performance shares	148,124	2
Transfer from contributed surplus on exercise of performance shares	-	208
Share issue costs (net of future income tax effect)	-	(846)
Balance, September 30, 2006	32,622,913	91,042

Performance Shares	Number	Consideration
Balance, December 31, 2005	725,900	7
Exercised	(241,967)	(2)
Balance, September 30, 2006	483,933	5

On June 2, 2006, the Company closed an equity offering whereby 2.75 million common shares were issued at a price of $7.25/share for total gross proceeds of $19.9 million.

In May 2006, 241,967 performance shares vested and were automatically converted into 148,124 common shares.

On October 24, 2006, Cordero entered into a flow-through common share placement on a bought-deal basis. Pursuant to the offering Cordero will issue 1.2 million flow-through common shares at a price of $8.80 per share for total gross proceeds of $10.6 million. The offering is expected to close on or before November 9, 2006 and is conditional upon receiving regulatory approval of the TSX Exchange and completion of definitive documentation.

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the nine months ended September 30, 2006.

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at December 31, 2005	1,105,800	4.69
Granted	623,000	6.40
Outstanding at September 30, 2006	1,728,800	5.30

The following table summarizes information about the Company's stock options outstanding and exercisable at September 30, 2006:

	Options Outstanding			Options Exercisable		
Exercise Price ($)	***Number***	***Remaining Contractual Life (Years)***	***Weighted Average Exercise Price ($)***	***Number***	***Remaining Contractual Life (Years)***	***Weighted Average Exercise Price ($)***
4.43 - 5.00	955,400	3.65	4.55	471,807	3.67	4.65
5.01 - 6.00	192,900	4.02	5.64	76,801	3.89	5.54
6.01 - 7.00	468,000	4.41	6.20	-	-	-
7.01 - 7.40	112,500	4.61	7.40	18,000	4.61	7.40
4.43 - 7.40	1,728,800	3.96	5.30	566,608	3.73	4.85

(b) *Share Appreciation Rights Plan*

Pursuant to the share appreciation rights plan, rights were available for grant from the date of plan approval through October 29, 2006. As there were no share appreciation rights granted within this specified period the rights under this plan have been terminated.

(c) *Performance Warrants*

On April 29, 2006, one-third or 638,797 of the 1,916,376 warrants outstanding vested. As at September 30, 2006, no warrants were exercised.

(d) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the nine month period ended September 30, 2006 are as follows:

	Three Months Ended September 30		Period Ended September 30	
	2006	**2005**	**2006**	**2005**
Risk-free interest rate (%)	-	3.05	**4.02**	3.15
Expected life (years)	-	3.5	**3.5**	3.5
Expected volatility (%)	-	40	**40**	40
Dividend yield (%)	-	-	-	-
Weighted average fair value ($)	-	1.863	**2.057**	1.547

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

	Three Months Ended September 30		Period Ended September 30	
Common Shares	**2006**	**2005**	**2006**	**2005**
Weighted average basic	**32,622,913**	27,124,789	**31,026,125**	26,091,148
Dilutive securities				
Stock options	**602,281**	388,454	**582,372**	313,840
Performance warrants	**1,212,350**	1,099,171	**1,203,881**	1,009,584
Performance shares	**532,650**	820,463	**533,236**	830,826
Weighted average diluted	**34,970,194**	29,432,877	**33,345,614**	28,245,398

10. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended September 30		***Period Ended September 30***	
	2006	**2005**	**2006**	**2005**
Earnings before income taxes	**1,317**	1,940	**6,040**	2,159
Expected income taxes at the statutory rate	**454**	730	**2,083**	812
Increase (decrease) resulting from:				
Non-deductible Crown charges	**118**	239	**412**	333
Resource allowance	**(169)**	(230)	**(553)**	(311)
Stock-based compensation	**159**	136	**454**	271
Canadian Large Corporate Tax	**-**	11	**(60)**	17
Income tax rate reduction	**(5)**	-	**977**	-
Other	**(2)**	(3)	**(64)**	(36)
Income taxes	**555**	883	**3,249**	1,086

The major components of the future income tax asset are as follows:

	As at September 30, 2006	***As at December 31, 2005***
Petroleum and natural gas interests	**5,416**	8,701
Asset retirement obligations	**1,500**	1,242
Share issue costs	**697**	508
Other	**(84)**	23
	7,529	10,474

11. Supplementary Information for Statement of Cash Flows

	Three Months Ended September 30		***Period Ended September 30***	
Changes in non-cash working capital	**2006**	**2005**	**2006**	**2005**
Accounts receivable	**2,219**	378	**3,665**	(3,395)
Accounts payable and accrued liabilities	**(193)**	(1,422)	**(6,639)**	4,801
Change in non-cash working capital relating to:	**2,026**	(1,044)	**(2,974)**	1,406
Operating activities	**3,649**	(166)	**647**	(1,139)
Investing activities	**(1,623)**	(876)	**(3,621)**	2,544

12. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	*Year 2*	*Year 3*	*Year 4*	*Year 5*
Office space (operating leases)	316	331	113	-	-
Transportation	1,178	1,090	675	439	129
Total commitments	1,494	1,421	788	439	129

Corporate Information

Board of Directors

Brian K. Lemke
Chairman
Cordero Energy Inc.
Calgary, Alberta

Donald P. Driscoll[(1)(3)]
Corporate Director
Calgary, Alberta

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson [(2)(3)]
Corporate Director
Calgary, Alberta

Douglas G. Manner [(1)(2)]
President and Chief Executive Officer
Westside Energy Corporation
Dallas, Texas

Robert R. Rooney [(2)(3)]
Corporate Director
Calgary, Alberta

Jeffrey T. Smith[(1)(2)]
Corporate Director
Calgary, Alberta

Philip C. Swift[(1)(3)]
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:
(1) Audit and Finance
(2) Technical
(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and
Chief Operating Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 1, 2006

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and northeast British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the period ended December 31, 2005 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Unless otherwise indicated, the discussion in this MD&A with respect to results for the period ended September 30, 2006 are compared with results for the 154-day period from commencement of operations on April 30, 2005 to September 30, 2005. For all periods amounts presented on a daily basis are calculated based on the number of days in the respective period.

Production information is commonly reported in units of barrel of oil (boe) equivalent which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of 6 thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Cordero is exposed to financial risks which include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's annual information form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of November 1, 2006 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance. Funds flow from operations, which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating expenses, and corporate netback, which further deducts administrative and interest expense and current income tax, represents the cash margin for every barrel of oil equivalent sold. Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. Funds flow from operations, netback, and net debt and working capital do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculation of similar measure for other companies.

2006 Guidance

	Revised November 2006		***Initial November 2005***	
	Low	***High***	***Low***	***High***
Average Production	3,100	3,200	3,100	3,400
Royalties (% of revenue)	16.0	17.0	17.5	19.0
Transportation ($/boe)	1.10	1.20	1.40	1.50
Operating ($/boe)	3.40	3.60	5.80	6.30
General and administrative ($/boe)	2.10	2.40	2.10	2.40
Capital expenditures ($ million)	77.0	85.0	50.0	55.0

The Company expects to achieve its average production guidance for 2006. Cordero has approximately 1,200 boe/d of production additions that it expects to bring on-stream by the end of the first quarter of 2007 from wells already drilled but in the process of tie-in or adding facilities. The Company has improved its cost profile, particularly for royalties, transportation and operating expenses through the year. Budgeted capital has increased during the year to reflect an expanded land budget, expanded drilling program, a significant investment in pipelines and facilities in the

Malmo/Bashaw area and also higher service costs. An additional $5.0 million of capital may be accelerated from the 2007 budget into 2006 pending the timing of certain projects.

2007 Guidance

	November 2006	
	Low	***High***
Average Production	4,200	4,600
Royalties (% of revenue)	17.5	19.5
Transportation ($/boe)	1.10	1.30
Operating ($/boe)	3.80	4.20
General and administrative ($/boe)	1.90	2.20
Capital expenditures ($ million)	50.0	55.0

Production is expected to average 4,200 to 4,600 boe/d in 2007. A significant portion of the production additions are expected to be from wells drilled in 2006. Royalties as a percentage of revenue is expected to increase as a result of the elimination of the Alberta Royalty Tax Credit effective January 1, 2007. Operating costs reflect the blending of higher cost production outside of Malmo. Base capital expenditures are forecast at approximately $55.0 million and approximately $5.0 million of projects may be accelerated from 2007 into 2006 depending on the timing of the activities relative to year end. The Company will consider expanding its budget after spring breakup.

Selected Quarterly Information

	2006			2005		
	Q3	*Q2*	*Q1*	*Q4*	*Q3*	*Q2*[(1)]
Production						
Natural gas (mmcf/d)	**18.7**	17.5	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**145**	161	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,261**	3,072	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)						
Petroleum and natural gas revenue	**10,811**	10,521	11,874	12,637	6,919	2,875
Revenue net of royalties	**9,117**	9,150	9,600	10,029	5,710	2,359
Funds flow from operations	**6,967**	7,178	7,498	8,175	4,268	1,440
Per share basic ($)	**0.21**	0.24	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.20**	0.22	0.23	0.27	0.15	0.06
Net earnings	**762**	105	1,924	3,453	1,057	16
Per share basic ($)	**0.02**	-	0.06	0.12	0.04	-
Per share diluted ($)	**0.02**	-	0.06	0.11	0.04	-
Total assets	**135,797**	128,962	120,045	104,923	67,316	65,656
Net capital expenditures	**14,348**	14,207	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(25,074)**	(17,536)	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**32,623**	32,623	29,725	29,725	27,125	27,125
Per unit information						
Natural gas ($/mcf)	**5.68**	5.92	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**77.33**	75.99	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**36.03**	37.63	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**3.36**	3.27	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**25.94**	28.31	31.51	46.82	36.57	27.40
Net wells drilled						
Natural gas	**12.8**	8.5	21.2	36.6	-	7.4
Oil	**-**	-	2.0	1.0	-	-
Dry	**1.0**	-	3.0	1.0	-	-
Total	**13.8**	8.5	26.2	38.6	-	7.4
Net success rate (%)	**93**	100	89	97	-	100

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[(1)] – Cordero commenced operations on April 30, 2005. At inception, production from the Company's coalbed methane and Belly River property in the Malmo area of central Alberta was 683 boe/d and averaged 1,103 boe/d for the 62-day period. Funds flow for the quarter was $1.4 million and net earnings of $16,000 was negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. The Company completed a private placement of 3.0 million common shares for proceeds of $14.0 million.

Q3 2005 – Funds flow from operations was $4.3 million and net earnings was $1.1 million for the quarter. The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. In relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its $12.0 million credit facility to $25.0 million.

Q4 2005 – Quarterly financial results of $8.2 million in funds flow from operations and $3.5 million of net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. Unit costs continued to decrease with operating costs of $5.27/boe and G&A expenses of $2.64/boe for the quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells and compression installation for total net expenditures of $24.8 million. Cordero entered into two additional sale lease-back transactions increasing the total obligation to $5.1 million at the end of the period. The Company completed a private placement for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average production was 2,923 boe/d, representing a 43% increase over the previous quarter. Funds flow from operations was $7.5 million, a 9% reduction from the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved to $3.80/boe, a 28% decline from the previous quarter. Cordero had an active quarter with $32.7 million in net capital expenditures. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate, tie-in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Funds flow from operations was $7.2 million, a 4% decrease from the first quarter of 2006, as natural gas prices continued the downward slide. Positively impacting earnings were low operating costs which improved to $3.27/boe and a royalty rate of 13% resulting from a gas cost allowance. Negatively impacting earnings were DD&A expense of $17.62/boe which reflected the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells at a 100% success rate and acquired an interest in over 17,000 net acres of land for exploration prospects. In April, the credit facility was expanded to $46 million and in June, an equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

Q3 2006 – The Company's financial results continued to be affected by declining natural gas prices with $7.0 million in funds flow, down 3% compared to the second quarter. Cordero's average realized natural gas price for the three month period was $5.68/mcf, a decrease of 4% from the previous quarter. Net capital expenditures totaled $14.3 million with 1.0 net exploration and 12.8 net development wells drilled and over 13,000 net acres added to the Company's land inventory. Subsequent to the end of the quarter, the Company entered into a flow-through common share issuance for 1.2 million shares and total gross proceeds of $10.6 million. The issue is scheduled to close on or before November 9, 2006 and is conditional upon TSX approval. In conjunction with the financing, Cordero increased its 2006 capital program from $65-68 million to $77-80 million. Also subsequent to the end of the quarter, the Company increased its credit facility from $46.0 million to $55.0 million.

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Three Months Ended September 30		Period Ended September 30	
	2006	2005	2006	2005
Natural gas (mcf/d)	**18,697**	8,520	**17,648**	7,762
Oil and NGLs (bbls/d)	**145**	1	**145**	1
Total (boe/d)	**3,261**	1,421	**3,087**	1,294

Average daily production volumes for the three months ended September 30, 2006 were 3,261 boe/d, a 6% increase over the previous quarter and a 129% increase over the third quarter of 2005. Year-to-date production of 3,087 boe/d represents a 139% increase over the period ended September 30, 2005.

Natural gas production increased to 18.7 mmcf/d and 17.6 mmcf/d for the respective three and nine month periods ended September 30, 2006 as a result of the Company's drilling program at Malmo. During the current quarter 7.0 net wells came on production and since September 30, 2005 the Company has brought 72.3 net wells on-stream. Partially offsetting production additions from new wells were normal production declines and transportation and gathering system curtailments in certain areas. The transportation curtailments were resolved prior to the end of the quarter and the gathering system curtailments are currently in the process of being resolved.

Future average production will be determined by overall drilling success, the time required to place new wells on production, well performance, transportation curtailments, access to gathering and processing systems and ultimate recoveries on existing wells.

Petroleum & Natural Gas (P&NG) Revenue

	Three Months Ended September 30		Period Ended September 30	
($000s)	2006	2005	2006	2005
Natural gas	**9,778**	6,915	**30,300**	9,790
Oil and NGLs	**1,033**	4	**2,907**	5
Total	**10,811**	6,919	**33,207**	9,795

Prices and Marketing	Three Months Ended September 30		Period Ended September 30	
Benchmark prices:	2006	2005	2006	2005
AECO natural gas ($/mmbtu)	**5.65**	9.37	**6.40**	8.49
WTI oil (USD$/bbl)	**70.48**	63.19	**68.22**	59.19
CDN/USD foreign exchange rate	**0.892**	0.833	**0.883**	0.820
WTI oil (CDN equivalent $/bbl)	**79.01**	75.89	**77.26**	72.17
Edmonton Light ($/bbl)	**79.08**	76.51	**75.53**	72.11

Average Sale Price	*Three Months Ended September 30* 2006	2005	*Period Ended September 30* 2006	2005
Natural gas ($/mcf)	**5.68**	8.82	**6.29**	8.24
Oil and NGLs ($/bbl)	**77.33**	51.13	**73.30**	50.03
Total ($/boe)	**36.03**	52.93	**39.41**	49.46

Current year quarterly P&NG revenue of $10.8 million was 56% higher than the third quarter of 2005, directly attributable to the increase in production volumes over the year, which more than compensated for the Company's lower realized natural gas price in 2006. Cordero's realized price for the three months ended September 30, 2006 was $5.68, a decrease of 36% compared to the realized price for the three months ended September 30, 2005. Cordero's average realized natural gas price year-to-date was $6.29, 24% less than the price for the period ended September 30, 2005.

The decrease in the average sales price realized by Cordero is consistent with the decrease in benchmark and natural gas prices. Cordero's natural gas price is highly-correlated with the AECO price index which is influenced by overall North American supply and demand balance, weather conditions, storage levels and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices. The Company has not hedged or entered into any fixed price arrangements during or subsequent to the period ended September 30, 2006, although it has contracted to sell 6.7 mmcf/d of October production to a third party at the monthly AECO price. For the third quarter of 2006, approximately 10% of production was dedicated to an aggregator contract, 34% of production was sold at monthly AECO and the remainder was sold at the AECO daily spot price. Prices received for future production will continue to be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

($000s)	*Three Months Ended September 30* 2006	2005	*Period Ended September 30* 2006	2005
Crown	**1,031**	1,001	**3,646**	1,389
Freehold, GORR	**788**	208	**2,081**	337
Alberta Royalty Tax Credit (ARTC)	**(125)**	-	**(388)**	-
Total royalties	**1,694**	1,209	**5,339**	1,726
Average Royalty Rates (average % of total sales)				
Crown	**9.5**	14.5	**11.0**	14.2
Freehold, GORR	**7.4**	3.1	**6.3**	3.4
ARTC	**(1.2)**	-	**(1.2)**	-
Total royalties	**15.7**	17.6	**16.1**	17.6

Royalties as a percentage of revenue were approximately 16% for the three and nine months ended September 30, 2006 and 18% for the comparable periods in 2005. The decrease in the royalty rate from 2005 is primarily due to the increase in ARTC in 2006, but also attributed to higher gas cost allowance deductions and the lower Alberta reference price from which Crown royalties are calculated. Crown royalties paid on wells acquired from Resolute are not eligible for ARTC therefore as eligible production has been added from wells drilled by Cordero, the Company's ARTC has increased proportionately. The Company's freehold royalties have increased over the year with increasing production from freehold wells.

Royalty rates in subsequent periods may fluctuate based on future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays. It is expected that the total royalty rate for the remainder of the year will be approximately 16% to 17%, assuming relatively low fluctuations in natural gas prices for the remainder of the year. During the current quarter, the Alberta Government announced the elimination of ARTC effective January 1, 2007. As a result, the Company's royalty rate in 2007 will increase accordingly.

Operating Expenses

	Three Months Ended September 30		*Period Ended September 30*	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Operating expenses (gross)	**1,802**	894	**5,076**	1,346
Processing income	**(794)**	(136)	**(2,152)**	(149)
Operating expenses (net, as reported)	**1,008**	758	**2,924**	1,197
Operating expenses per boe (net)	**3.36**	5.80	**3.47**	6.05

Third quarter 2006 operating expenses of $3.36/boe represented a 42% decrease over $5.80 for the comparable period in 2005. Year-to-date operating expenses of $3.47/boe were 43% less than the period ended September 30, 2005. Although total operating expenses have increased over the year with more wells and higher prices for supplies and services, the unit price has decreased with the increase in production volumes over the year. As well, the Company has been effective at controlling a significant portion of its operating costs by operating substantially all of its production and maintaining a high level of ownership in gathering and processing facilities.

Processing income represents the recovery of processing costs, incurred at Cordero's facilities, for production from wells associated with third parties. The substantial increase compared to the same period in the previous year is relative to the increase in the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In future reporting periods, anticipated conventional production additions will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Three Months Ended September 30		*Period Ended September 30*	
($000s, except per boe)	***2006***	***2005***	***2006***	***2005***
Transportation expenses - $000s	**325**	172	**956**	248
Transportation expenses - $/boe	**1.08**	1.31	**1.14**	1.25

Transportation costs per unit have decreased from the previous year for both the three and nine month periods ended September 30, 2006. Costs for the third quarter of 2006 were $1.08/boe and for the period ended September 30, 2006 were $1.14/boe due to improved utilization of the Company's transportation contracts.

Management expects unit transportation costs to be between $1.14/boe and $1.35/boe for 2006 although actual future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

($000s, except per boe)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005
G&A expenses (gross)	**1,271**	1,121	**4,263**	1,887
Overhead recoveries	**(253)**	(127)	**(964)**	(221)
	1,018	994	**3,299**	1,666
Allocated to capital projects	**(443)**	(489)	**(1,450)**	(805)
G&A expenses	**575**	505	**1,849**	861
G&A expenses per boe	**1.92**	3.86	**2.19**	4.35

Total G&A expenses increased in 2006 as the result of increased operations. However, as a result of increased production volumes, unit G&A expenses declined by 50% for both the three months and period ended September 30, 2006 at $1.92/boe and $2.19/boe, respectively.

G&A expenses are reported net of overhead recoveries and allocated capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and have increased each reporting period due to the increase in the Company's capital activities. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition and exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Stock-Based Compensation

Cordero's stock-based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The amount of the expense in a period is primarily determined by the number of stock-based securities outstanding as well as the calculated fair value of those options and the vesting period. The expense in the current year was $0.5 million for the quarter and $1.3 million year-to-date. In 2005 it was $0.4 million for the quarter and $0.7 million for the period ended September 30, 2005. At September 30, 2006 there were 1.8 million stock options outstanding compared to 1.1 million at September 30, 2005.

Depletion, Depreciation and Amortization (DD&A)

($000s, except per boe)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005
Depletion, depreciation and amortization – $000s	**5,099**	1,943	**13,987**	2,793
Depletion, depreciation and amortization – $/boe	**16.99**	14.87	**16.60**	14.10

DD&A expense for the three months ended September 30, 2006 was $5.0 million or $16.99/boe compared to $1.9 million or $14.87/boe for the three months ended September 30, 2005. For the period ended September 30, 2006, DD&A expense was $14.0 million or $16.60/boe compared to $2.8 million or $14.10/boe for the period ended September 30, 2005. The increase in the total expense is reflective of the increase in the Company's capital base and the increase in production. The increase on a unit basis is attributable to the rising cost of materials and services.

Total costs subject to depletion included $60.0 million of estimated future development costs for proved reserves. Excluded from the depletable base was $18.8 million related to unproved properties and $1.6 million for other petroleum and natural gas assets which consisted of drilling supplies for future exploration and development activities.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended September 30		*Period Ended September 30*	
($000s, except per boe)	*2006*	*2005*	*2006*	*2005*
Accretion – $000s	**89**	34	**241**	55
Accretion – $/boe	**0.30**	0.26	**0.29**	0.28

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rate of 7.5%. The expense will continue to increase with the obligation as additional wells are drilled and facilities added.

Income Taxes

With the elimination of federal large corporation tax, the Company did not have any current tax in the third quarter of 2006. For the period ended September 30, 2006, the Company recorded a recovery in the second quarter to adjust for the elimination of the tax. The expense for the third quarter and period ended September 30, 2005 was $11,000 and $17,000 respectively. Based on existing tax pools, planned capital activities and current forecasts of taxable income, the Company does not expect to pay current income tax in 2006 or 2007. The current tax horizon will ultimately depend on several factors including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred during the remainder of the year and future reporting periods.

Future income tax expense was $0.6 million for the three months and $3.3 million for the period ended September 30, 2006. The 2006 year-to-date expense was relatively high at 55% of earnings before taxes because the second quarter included an adjustment for the substantive enactment of federal corporate tax rate reductions which effectively reduced the estimated value of the Company's future tax asset.

Net Earnings

Net earnings for the third quarter of 2006 were $0.8 million compared to $1.1 million in the third quarter of 2005. Net earnings for the period ended September 30, 2006 of $2.8 million were significantly higher than $1.1 million for the period ended September 30, 2005 primarily because the 2005 reporting period did not commence until April 30. Net earnings in 2006 were impacted by higher production volumes, lower realized natural gas prices and higher DD&A expense.

Cash Netbacks

The components of the Company's operating and corporate netbacks are summarized below:

	Three Months Ended September 30		*Period Ended September 30*	
($/boe)	*2006*	*2005*	*2006*	*2005*
Sales price	**36.03**	52.93	**39.41**	49.46
Royalties	**(5.65)**	(9.25)	**(6.34)**	(8.71)
Transportation costs	**(1.08)**	(1.31)	**(1.14)**	(1.25)
Operating expenses	**(3.36)**	(5.80)	**(3.47)**	(6.05)
Operating netback	**25.94**	36.57	**28.46**	33.45
G&A	**(1.92)**	(3.86)	**(2.19)**	(4.35)
Interest (net)	**(0.81)**	(0.12)	**(0.66)**	(0.28)
Current income taxes	**-**	(0.08)	**0.07**	(0.09)
Corporate netback	**23.21**	32.51	**25.68**	28.73

Capital Expenditures

	Three Months Ended September 30		*Period Ended September 30*	
($000s)	*2006*	*2005*	*2006*	*2005*
Land and lease retention	**2,317**	1,742	**8,737**	1,791
Geological and geophysical	**52**	1,101	**2,614**	1,348
Drilling and completions	**9,810**	2,966	**33,074**	4,700
Facilities and equipment	**2,559**	4,877	**16,092**	7,752
Property acquisitions	**-**	256	**885**	753
Other	**610**	681	**2,111**	1,457
Total capital expenditures	**15,348**	11,623	**63,513**	17,801
Dispositions	**(1,000)**	(13)	**(2,298)**	(972)
Net capital expenditures	**14,348**	12,883	**61,215**	16,829

Net capital expenditures were $14.3 million for the three months and $61.2 million for the period ended September 30, 2006. Drilling and completions of $9.8 million in the current quarter were incurred for 1.0 net exploration well at Bonanza for which the completion work is scheduled to start early November and 12.8 net development wells in Malmo. Substantially all of the $2.6 million in facilities and equipping expenditures for the quarter represented tie-in and pipelining activity at Malmo. During the quarter, the Company added over 8,600 net acres of Crown Land to its exploration inventory and an additional 4,400 net acres in the Malmo area. Dispositions of $1.0 million represented the second of two equal installments pursuant to a farmout agreement entered into in the previous quarter.

On October 24, 2006, the Company increased its 2006 capital budget from $65-68 million to $77-80 million to include the expansion of land acquisitions, exploration and development activities and facility construction in Alberta and northeast British Columbia. As well, an additional $5.0 million of capital may be accelerated from the 2007 budget into 2006, pending timing of certain projects.

Liquidity and Capital Resources

In April 2006, Cordero's credit facility was expanded from $25.0 million to $46.0 million. In June 2006, a bought-deal equity offering was completed whereby 2.8 million common shares were issued at $7.25/share for total gross proceeds of $19.9 million. In conjunction with the funds received from the financing, the capital budget was increased from $50-55 million to $65-68 million.

In October 2006, the Company entered into a flow-through common share issuance for 1.2 million shares at $8.80/share for total gross proceeds of $10.6 million. The offering is scheduled to close on or before November 9, 2006 and is conditional upon receiving regulatory approval of the TSX Exchange and completion of definitive documentation. The net proceeds from the financing will be used to advance Cordero's exploration program and increase the total capital budget from $65-68 million to $77-80 million.

Also subsequent to the end of the period, the Company's credit facility was increased from $46.0 million to $55.0 million. The revised credit facility increases the Company's total credit capacity, including capital leases, to $58.7 million.

Significant cash is required to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero's 2006 capital program has been funded by cash provided from operating activities, equity financing and the Company's revolving credit facility. During times of low commodity prices the Company has the ability to defer or reduce its capital expenditure program accordingly. However, currently the Company plans to focus on utilizing its balance sheet to capitalize on opportunities in this weak price environment. The remainder of the 2006 capital program and the 2007 program are expected to be funded through proceeds of the recent financing, internally-generated cash flow and debt. Cordero expects to fulfil all of its contractual obligations at September 30, 2006 as summarized below:

($000s)	*Total*	*<1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Operating lease obligations (office space)	759	316	443	-	-
Transportation obligations	4,363	1,178	1,765	475	945
Capital lease obligations	4,642	645	1,191	1,058	1,748
Total contractual obligations	9,764	2,139	3,399	1,533	2,693

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*November 1, 2006*	*September 30, 2006*
Common shares	32,623	32,623
Common shares issuable on conversion:		
Stock options	1,729	1,729
Performance warrants	1,916	1,916
Performance shares	484	484
Total	36,752	36,752

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

FILE No: 82-34983

Consolidated Balance Sheets

(Unaudited) *($000s)*	*As at September 30, 2006*	*As at December 31, 2005*
Assets		
Current		
Cash and cash equivalents	-	11,027
Accounts receivable	**5,134**	8,799
	5,134	19,826
Petroleum and natural gas interests, net (note 3)	**123,134**	74,623
Future income tax asset (note 10)	**7,529**	10,474
	135,797	104,923
Liabilities		
Current		
Accounts payable and accrued liabilities	**13,186**	19,825
Bank indebtedness (note 4)	**13,287**	-
Current portion of obligations under capital leases (note 5)	**455**	446
	26,928	20,271
Obligations under capital leases (note 5)	**3,280**	3,623
Asset retirement obligations (note 6)	**5,057**	3,695
Shareholders' equity		
Share capital (notes 7 and 8)	**91,047**	71,747
Contributed surplus	**2,168**	1,061
Retained earnings	**7,317**	4,526
	100,532	77,334
	135,797	104,923

See accompanying notes.

Consolidated Statements of Operations

(Unaudited) ($000s, except per share amounts)	Three Months Ended September 30 2006	 2005	Period Ended September 30 2006	 2005[(1)]
Revenue				
Gross oil and natural gas revenue	**10,811**	6,919	**33,207**	9,795
Royalties	**(1,694)**	(1,209)	**(5,339)**	(1,726)
	9,117	5,710	**27,868**	8,069
Expenses				
Operating	**1,008**	758	**2,924**	1,197
Transportation	**325**	172	**956**	248
General and administrative	**575**	505	**1,849**	861
Net interest (notes 4 and 5)	**242**	(4)	**556**	35
Depletion, depreciation and amortization (note 3)	**5,099**	1,943	**13,987**	2,793
Accretion (note 6)	**89**	34	**241**	55
Stock-based compensation (note 8)	**462**	362	**1,315**	721
	7,800	3,770	**21,828**	5,910
Earnings before income taxes	**1,317**	1,940	**6,040**	2,159
Income taxes (note 10)				
Current income taxes	**-**	11	**(60)**	17
Future income taxes	**555**	872	**3,309**	1,069
	555	883	**3,249**	1,086
Net earnings	**762**	1,057	**2,791**	1,073
Net earnings per share (note 9)				
Basic	**0.02**	0.04	**0.09**	0.04
Diluted	**0.02**	0.04	**0.08**	0.04

Consolidated Statements of Retained Earnings

(Unaudited) ($000s)	Three Months Ended September 30 2006	 2005	Period Ended September 30 2006	 2005[(1)]
Retained earnings, beginning of period	**6,555**	16	**4,526**	-
Earnings for the period	**762**	1,057	**2,791**	1,073
Retained earnings, end of period	**7,317**	1,073	**7,317**	1,073

(1) Represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

See accompanying notes.

Consolidated Statements of Cash Flows

(Unaudited) ($000s)	Three Months Ended September 30 2006	2005	Period Ended September 30 2006	2005[1]
Cash flows from the following:				
Operating activities				
Net earnings	**762**	1,057	**2,791**	1,073
Items not affecting cash				
Depletion, depreciation and amortization	**5,099**	1,943	**13,987**	2,793
Accretion	**89**	34	**241**	55
Future income taxes	**555**	872	**3,309**	1,069
Stock-based compensation	**462**	362	**1,315**	721
Asset retirement obligation expenditures (note 6)	**(99)**	(5)	**(161)**	(5)
Changes in non-cash working capital (note 11)	**3,649**	(166)	**647**	(1,139)
	10,517	4,097	**22,129**	4,567
Financing activities				
Drawdown of revolving credit facility (note 4)	**5,621**	-	**13,287**	-
Payment of capital lease obligations (note 5)	**(111)**	(11)	**(334)**	(11)
Proceeds from sale-lease back transactions	**-**	1,504	**-**	1,504
Issue of common shares	**-**	-	**19,938**	24,799
Share issue costs	**(56)**	(1)	**(1,211)**	(873)
	5,454	1,492	**31,680**	25,419
Investing activities				
Petroleum and natural gas expenditures	**(15,348)**	(11,623)	**(63,513)**	(17,801)
Purchase of petroleum and natural gas assets and equipment	**-**	(1,273)	**-**	(14,245)
Disposition of petroleum and natural gas interests	**1,000**	13	**2,298**	972
Changes in non-cash working capital (note 11)	**(1,623)**	(876)	**(3,621)**	2,544
	(15,971)	(13,759)	**(64,836)**	(28,530)
(Decrease) increase in cash and cash equivalents	**-**	(8,170)	**(11,027)**	1,456
Cash and cash equivalents, beginning of period	**-**	9,626	**11,027**	-
Cash and cash equivalents, end of period	**-**	1,456	**-**	1,456

(1) Represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three and nine month periods ended September 30, 2006 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

The accounting principles applied to the unaudited consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the period ended December 31, 2005. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the period ended December 31, 2005.

The period ended September 30, 2005 represents the 154-day period from commencement of operations April 30, 2005 to September 30, 2005.

3. Petroleum and Natural Gas Interests

At September 30, 2006	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	135,947	(18,867)	117,080
Assets under capital leases (note 5)	4,149	(330)	3,819
Other assets	2,369	(134)	2,235
	142,465	(19,331)	123,134
At December 31, 2005			
Petroleum and natural gas interests	73,996	(5,092)	68,904
Assets under capital leases (note 5)	4,149	(180)	3,969
Other assets	1,822	(72)	1,750
	79,967	(5,344)	74,623

As at September 30, 2006, unproved properties of $18.8 million (December 31, 2005 - $12.0 million) and other petroleum and natural gas assets of $1.6 million (December 31, 2005 - $1.2 million) which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.4 million and $1.5 million relating to petroleum and natural gas exploration and development activities for the three month and nine month periods ended September 30, 2006, respectively.

4. **Revolving Credit Facility**

In April 2006, the Company increased its revolving credit facility from $25.0 million to $46.0 million. In October 2006, the facility was further increased to $55.0 million. The facility is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by an $80.0 million first floating charge debenture over all of the Company's assets. Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest and fees paid on the facility for the three and nine month periods ended September 30, 2006 was $194,000 and $408,000, respectively.

5. **Obligations Under Capital Leases**

Future minimum lease payments under the Company's capital leases are as follows:

Year	*Amount*
2006	164
2007	637
2008	604
2009	571
2010	537
2011	504
Thereafter	1,625
Total minimum lease payments	4,642
Less amount representing interest at 5.18% to 5.91%	907
Present value of obligations under capital leases	3,735
Due within one year	455
Long term portion of obligations under capital leases	3,280

Interest expense incurred on the obligations under capital leases was $57,000 and $172,000, respectively for the three and nine month periods ended September 30, 2006. Leased assets are depreciated using the unit-of-production method (see note 3).

6. **Asset Retirement Obligations**

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Cordero has estimated the net present value of its asset retirement obligations to be $5.1 million at September 30, 2006 based on a total future liability of $11.5 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 0 to 28 years, with the majority of costs expected to occur between 2013 and 2018. The Company used a credit-adjusted risk free rate of 7.5% and an inflation rate of 2.0% to calculate the present value of the asset retirement obligations.

	Three Months Ended September 30		*Period Ended September 30,*	
	2006	*2005*	*2006*	*2005*
Asset retirement obligations, beginning of period	**4,710**	1,817	**3,695**	-
Liabilities transferred upon plan of arrangement	**-**	-	**-**	1,250
Obligations incurred in period	**357**	142	**1,282**	688
Obligations settled during period	**(99)**	(5)	**(161)**	(5)
Accretion	**89**	34	**241**	55
Asset retirement obligations, end of period	**5,057**	1,988	**5,057**	1,988

7. Share Capital

(a) Authorized

At September 30, 2006, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2005	29,724,789	71,740
Equity offering June 2, 2006	2,750,000	19,938
Exercise of performance shares	148,124	2
Transfer from contributed surplus on exercise of performance shares	-	208
Share issue costs (net of future income tax effect)	-	(846)
Balance, September 30, 2006	32,622,913	91,042

Performance Shares	***Number***	***Consideration***
Balance, December 31, 2005	725,900	7
Exercised	(241,967)	(2)
Balance, September 30, 2006	483,933	5

On June 2, 2006, the Company closed an equity offering whereby 2.75 million common shares were issued at a price of $7.25/share for total gross proceeds of $19.9 million.

In May 2006, 241,967 performance shares vested and were automatically converted into 148,124 common shares.

On October 24, 2006, Cordero entered into a flow-through common share placement on a bought-deal basis. Pursuant to the offering Cordero will issue 1.2 million flow-through common shares at a price of $8.80 per share for total gross proceeds of $10.6 million. The offering is expected to close on or before November 9, 2006 and is conditional upon receiving regulatory approval of the TSX Exchange and completion of definitive documentation.

8. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the nine months ended September 30, 2006.

	Number of Options	***Weighted Average Exercise Price ($)***
Outstanding at December 31, 2005	1,105,800	4.69
Granted	623,000	6.40
Outstanding at September 30, 2006	1,728,800	5.30

The following table summarizes information about the Company's stock options outstanding and exercisable at September 30, 2006:

	Options Outstanding			Options Exercisable		
Exercise Price ($)	Number	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Number	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)
4.43 - 5.00	955,400	3.65	4.55	471,807	3.67	4.65
5.01 - 6.00	192,900	4.02	5.64	76,801	3.89	5.54
6.01 - 7.00	468,000	4.41	6.20	-	-	-
7.01 - 7.40	112,500	4.61	7.40	18,000	4.61	7.40
4.43 - 7.40	1,728,800	3.96	5.30	566,608	3.73	4.85

(b) *Share Appreciation Rights Plan*

Pursuant to the share appreciation rights plan, rights were available for grant from the date of plan approval through October 29, 2006. As there were no share appreciation rights granted within this specified period the rights under this plan have been terminated.

(c) *Performance Warrants*

On April 29, 2006, one-third or 638,797 of the 1,916,376 warrants outstanding vested. As at September 30, 2006, no warrants were exercised.

(d) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the nine month period ended September 30, 2006 are as follows:

	Three Months Ended September 30		Period Ended September 30	
	2006	2005	2006	2005
Risk-free interest rate (%)	-	3.05	**4.02**	3.15
Expected life (years)	-	3.5	**3.5**	3.5
Expected volatility (%)	-	40	**40**	40
Dividend yield (%)	-	-	-	-
Weighted average fair value ($)	-	1.863	**2.057**	1.547

9. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

	Three Months Ended September 30		Period Ended September 30	
Common Shares	2006	2005	2006	2005
Weighted average basic	**32,622,913**	27,124,789	**31,026,125**	26,091,148
Dilutive securities				
Stock options	**602,281**	388,454	**582,372**	313,840
Performance warrants	**1,212,350**	1,099,171	**1,203,881**	1,009,584
Performance shares	**532,650**	820,463	**533,236**	830,826
Weighted average diluted	**34,970,194**	29,432,877	**33,345,614**	28,245,398

10. Income Taxes

The Company has a future income tax asset resulting from the plan of arrangement pursuant to which tax pools associated with the assets transferred from Resolute exceeded the net book value of the assets. The future income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended September 30		*Period Ended September 30*	
	2006	**2005**	**2006**	**2005**
Earnings before income taxes	**1,317**	1,940	**6,040**	2,159
Expected income taxes at the statutory rate	**454**	730	**2,083**	812
Increase (decrease) resulting from:				
Non-deductible Crown charges	**118**	239	**412**	333
Resource allowance	**(169)**	(230)	**(553)**	(311)
Stock-based compensation	**159**	136	**454**	271
Canadian Large Corporate Tax	**-**	11	**(60)**	17
Income tax rate reduction	**(5)**	-	**977**	-
Other	**(2)**	(3)	**(64)**	(36)
Income taxes	**555**	883	**3,249**	1,086

The major components of the future income tax asset are as follows:

	As at September 30, 2006	*As at December 31, 2005*
Petroleum and natural gas interests	**5,416**	8,701
Asset retirement obligations	**1,500**	1,242
Share issue costs	**697**	508
Other	**(84)**	23
	7,529	10,474

11. Supplementary Information for Statement of Cash Flows

	Three Months Ended September 30		*Period Ended September 30*	
Changes in non-cash working capital	**2006**	**2005**	**2006**	**2005**
Accounts receivable	**2,219**	378	**3,665**	(3,395)
Accounts payable and accrued liabilities	**(193)**	(1,422)	**(6,639)**	4,801
Change in non-cash working capital relating to:	**2,026**	(1,044)	**(2,974)**	1,406
Operating activities	**3,649**	(166)	**647**	(1,139)
Investing activities	**(1,623)**	(876)	**(3,621)**	2,544

12. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	*Year 2*	*Year 3*	*Year 4*	*Year 5*
Office space (operating leases)	316	331	113	-	-
Transportation	1,178	1,090	675	439	129
Total commitments	1,494	1,421	788	439	129

FILE NO. 82-34983

Form 52-109F2

Certification of Interim Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

"signed"
David Elgie
President and Chief Executive Officer

FILE No. 82-34983

Form 52-109F2

Certification of Interim Filings

I, Dean Setoguchi, Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending September, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 2, 2006

"signed"
Dean Setoguchi
Chief Financial Officer